

Mail Stop 3628

December 22, 2008

Via Facsimile 650-849-7400 U.S. Mail

Timothy J. Moore, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

> **Re:** **Power Integrations, Inc.**
> **Schedule TO-I**
> **Filed December 3, 2008**
> **Schedule TO-I/A**
> **Filed December 8, 2008**
> **File No. 5-52867**

Dear Mr. Moore:

We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO-I/A.

Offer to Purchase
General

1. We note that you are limiting participation in this tender offer to employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8), requiring

that the offer be made to all holders of the class of securities subject to the tender offer.

2. You state on page 3 that you are not making the offer to "nor will [we] accept any tender of Eligible Options from or on behalf of, employees in any jurisdiction in which the Offer or the making or acceptance of any tender would not comply with the laws of such jurisdiction." The all-holders provision in Rule 13e-4(f) requires that your tender offer must be open to all security holders, including persons located in foreign jurisdictions. See Section II.G.1 of Release No. 34-58597. Please revise to ensure compliance with Rule 13e-4(f).

Who may participate in the offer? Page 5

3. Please be advised that conditions of the offer may not be in the control of the offeror, which renders the offer illusory. In addition, all conditions to the offer, other than those conditions dependent upon receipt of government approvals, must be satisfied or waived prior to offer expiration and not "through" the Expiration Time. The disclosure on page 5 indicates, however, that individuals must remain employees through the Expiration Time in order to participate in the offer. This condition does not appear to comply with these requirements. Please revise or advise.

Conditions to Completion of the Offer, page 18

4. We note the representation that the issuer may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the bidder.

5. We note disclosure that any determination you make concerning the events described in Section III.9 will be final and binding. Revise to state that security holders may challenge the Company's determinations in a court of competent jurisdiction.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions